Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-267031

Prospectus Supplement No. 5

(To Prospectus dated October 17, 2022)

43,414,721 SHARES OF COMMON STOCK

OF

AKILI, INC.

This prospectus supplement updates, amends and supplements the prospectus dated October 17, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-267031). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with specified information contained or incorporated by reference in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Akili, Inc.’s common stock is quoted on the Nasdaq Capital Market under the symbol “AKLI.” On March 6, 2023, the closing price of our common stock was $1.86.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 17 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 7, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):

March 7, 2023 (March 7, 2023)

Akili, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40558	98-1586159
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

125 Broad Street, Fifth Floor, Boston MA	02110
(Address of Principal Executive Offices)	(Zip Code)

(617) 456-0597

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	AKLI	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

On March 7, 2023, Akili, Inc. (the “Company”) announced its financial results for the quarter and year ended December 31, 2022. A copy of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. This Exhibit 99.1 shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except for the full text in the bullet point entitled “2023 Non-GAAP Total Operating Expenses” included under the section header “2023 Operating Plan and Financial Guidance” (the “2023 OpEx Guidance”) which is being furnished and shall be incorporated by reference in all appropriate filings under the Securities Act of 1933, as amended, except for the first two paragraphs of Exhibit 99.1 and the 2023 OpEx Guidance, each of which is being “furnished” and shall not be deemed “filed” except as expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

No.	Description of Exhibit

99.1	Press Release issued by Akili, Inc. on March 7, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Akili, Inc.

By:	/s/ Santosh Shanbhag
Name:	Santosh Shanbhag
Title:	Chief Financial Officer

Date: March 7, 2023

Exhibit 99.1

Akili Reports Fourth Quarter and Full Year 2022 Financial Results and Provides Business Update

EndeavorRx®prescriptions increased 37% in Q4 2022 over Q3 2022 and 166% in FY 2022 over FY 2021;

initial sales force gaining traction and Company is expanding to new U.S. territories

Strong clinical data in adolescents with ADHD supports potential for EndeavorRx label expansion;

regulatory submission to FDA expected in 2023

Company reaffirms FY 2023 expense guidance of $55M—$60M of non-GAAP total operating expenses and cash runway extended into Q1 2025

BOSTON – March 7, 2023 – Akili, Inc. (Nasdaq: AKLI), a leading digital medicine company, today reported its financial results for the quarter and full year ended December 31, 2022, and provided an update on business progress.

“We have established a focused and efficient operating model that I believe best allows us to realize our goal of making EndeavorRx part of routine clinical care,” said Eddie Martucci, chief executive officer of Akili. “We are seeing the positive impact of our commercial efforts in our initial 8-12 year old market, and we are expanding our U.S. sales force and working to pursue an expanded label for EndeavorRx so that we can also help older children with ADHD impacted by inattention.”

Business Update

•

As of the end of the fourth quarter, sales force covering 13 priority territories across the U.S. (roughly 20% of the estimated U.S. market opportunity for EndeavorRx) is gaining traction, with growth outpacing non-sales territories. Building on early results, the Company expects to expand the sales presence to approximately 15 additional U.S. territories by the end of the first quarter of 2023.

•

Prescription growth in the fourth quarter was driven by a focus on increased depth of prescribing across sales territories. 1,801 prescriptions for EndeavorRx were written in the fourth quarter of 2022, representing a 37% increase over the third quarter of 2022 and a 176% increase over the fourth quarter of 2021.

•

Prescriptions were written by 801 unique prescribers in the fourth quarter of 2022, a 2% increase over the third quarter of 2022 and 88% growth over the fourth quarter of 2021. Repeat prescribers were up 60% over the third quarter of 2022 and grew by 156% over the fourth quarter of 2021.

•	The number of prescription refills written for EndeavorRx increased 201% in the fourth quarter of 2022 over the third quarter of 2022 and grew by 434% over the fourth quarter of 2021.

•

On January 5, 2023, the Company announced topline results from STARS-ADHD-Adolescents, its pivotal trial of EndeavorRx (AKL-T01) in adolescents ages 13-17 with ADHD. The study showed robust improvements in attention and broader clinical outcomes, including attention improvements that were nearly three times as large as those seen in the Company’s pivotal trial that served as the basis for EndeavorRx’s FDA authorization for children with ADHD ages 8-12. The Company plans to use the STARS-ADHD-Adolescents study data in its regulatory submission to FDA in 2023 to seek an expanded label for EndeavorRx.

•

On December 1, 2022, Akili announced the appointment of Scott Kollins, Ph.D., as chief medical officer. A highly respected key opinion leader in the field of ADHD research and adjunct professor in the Department of Psychiatry and Behavioral Sciences at Duke University School of Medicine, Dr. Kollins has published more than 200 papers in peer-reviewed medical journals and led the pivotal studies of EndeavorRx in children ages 8-12 with ADHD.

FY 2022 Financial Highlights

•

Cash position: Cash, cash equivalents and short-term investments as of December 31, 2022 were $136.1 million. The increase of approximately $59.2 million compared to December 31, 2021 was primarily driven by the proceeds from the business combination in August of 2022.

•

Revenues: Total revenues for full year 2022 were $323 thousand, comprised solely of EndeavorRx product revenue, compared to $538 thousand for full year 2021, which was comprised of $186 thousand of EndeavorRx product revenue and $352 thousand of collaboration revenue associated with the Shionogi collaboration.

•

Total Operating Expenses: GAAP total operating expenses were $90.6 million for full year 2022, compared to $60.9 million for full year 2021. Non-GAAP total operating expenses were $78.2 million for full year 2022, compared to $56.0 million for full year 2021. The growth in 2022 compared to 2021 was primarily driven by an increase in personnel costs across the organization, ADHD pivotal trial costs, and costs associated with the business combination in August of 2022 and operating as a public company.

•

Net income (loss): GAAP net loss was $8.0 million in full year 2022 compared to a net loss of $61.3 million in full year 2021. The decrease in year over year GAAP net loss was primarily attributable to the reduction of liabilities relating to the Company’s earnout shares. Non-GAAP net loss was $78.3 million in full year 2022 compared to a net loss of $56.4 million in full year 2021. The increase in non-GAAP net loss in 2022 was driven by higher non-GAAP total operating expenses compared to 2021.

Fourth Quarter 2022 Financial Highlights

•

Revenues: Total revenues for the fourth quarter of 2022 grew to $111 thousand from $82 thousand for the third quarter of 2022. Revenues from both quarters were composed solely of EndeavorRx product revenue, and the growth reflected the impact of the deployment of the first wave of the Company’s sales force into priority territories.

•

Total Operating Expenses: GAAP total operating expenses were $22.1 million for the fourth quarter of 2022, compared to $24.5 million for the third quarter of 2022. The decrease was primarily driven by the impact of stock-based compensation costs associated with the business combination in August of 2022. Non-GAAP total operating expenses were $20.0 million for the fourth quarter, compared to $18.3 million for the third quarter of 2022. The increase in non-GAAP total operating expenses was primarily driven by growth in personnel-related expenses related to the commercialization of EndeavorRx.

•

Net income (loss): GAAP net loss was $16.8 million for the fourth quarter of 2022 compared to a net income of $53.2 million in the third quarter of 2022. The income in the third quarter of 2022 was due to the reduction of liabilities relating to the Company’s earnout shares. Non-GAAP net loss was $19.5 million for the fourth quarter of 2022 compared to a net loss of $18.5 million in the third quarter of 2022. The increase in loss was driven by higher non-GAAP total operating expenses compared to the third quarter of 2022.

2023 Operating Plan and Financial Guidance

•

On January 12, 2023, Akili announced its 2023 operating plan to focus the Company’s resources primarily on supporting the commercialization and growth of EndeavorRx as well as efforts related to the potential label expansion for EndeavorRx in broader ADHD populations. This resulted in a reduction of expenses, including a reduction in the Company’s workforce by approximately 30% and pipeline reprioritization.

•

2023 Non-GAAP Total Operating Expenses: Expected to be between $55.0 million and $60.0 million, which excludes stock-based compensation expense and severance and termination related costs associated with the workforce reduction announced in January 2023.

•

Cash Runway: The Company’s cash, cash equivalents, and short-term investments as of December 31, 2022, of $136.1 million are expected to be sufficient to fund current and planned operations into the first quarter of 2025.

For additional information, please see the tables below, which include a reconciliation of the historical non-GAAP financial measures to GAAP financial measures.

Webcast and Conference Call

Akili will host a conference call and webcast today, Tuesday, March 7, 2023, at 4:30 p.m. ET. A live audio webcast of the conference call and presentation will be available at www.akiliinteractive.com under Investor Relations, Events & Presentations, along with slides that may be referenced during the call. An archived version of the webcast will be available on the Company’s website following the event.

To access the call, dial 877-407-8029 (toll-free) or 201-689-8029 (international) and reference “Akili Q4 2022 Earnings.” International toll-free numbers are available here.

Non-GAAP Financial Measures

In addition to financial information prepared and presented in accordance with generally accepted accounting principles in the United States (GAAP), this press release includes the following non-GAAP financial measures: non-GAAP total operating expenses on a historical basis, non-GAAP net loss on a historical basis, and non-GAAP total operating expenses on a projected basis. Akili derives these non-GAAP financial measures by excluding certain expenses and other items from the respective GAAP financial measure that is most directly comparable to each non-GAAP financial measure. Specifically, the non-GAAP total operating expenses, and non-GAAP total operating expenses on a projected basis exclude stock-based compensation expense and severance and termination related costs associated with the workforce reduction announced in January 2023, and non-GAAP net loss excludes stock-based compensation expense, transaction costs allocated to earnout shares, and the change in estimated fair value of earn-out liabilities. Akili’s management believes that these non-GAAP financial measures are useful to both management and investors in analyzing its ongoing business and operating performance. Management does not intend the presentation of these non-GAAP financial measures to be considered in isolation or as a substitute for results prepared in accordance with GAAP, but as a complement to provide greater transparency. In addition, these non-GAAP financial measures may differ from similarly named measures used by other companies. A reconciliation of the historical non-GAAP financial measures to GAAP financial measures is included in the attached financial tables. However, a quantitative reconciliation of projected non-GAAP total operating expenses to projected GAAP operating expenses is not available, nor is the probable significance of such reconciling information, due to Akili’s inability to predict with reasonable certainty the amount of future stock-based compensation expense at this time.

EndeavorRx Indication and Overview

EndeavorRx is the first-and-only FDA-authorized treatment delivered through a video game experience. EndeavorRx is indicated to improve attention function as measured by computer-based testing in children ages 8 to 12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx demonstrate improvements in a digitally assessed measure Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx is available by prescription only. It is not intended to be used as a stand-alone therapeutic and is not a substitution for a child’s medication. The most common side effect observed in children in EndeavorRx’s clinical trials was a feeling of frustration, as the game can be quite challenging at times. No serious adverse events were associated with its use. EndeavorRx is recommended to be used for approximately 25 minutes a day, 5 days a week, over initially at least 4 consecutive weeks, or as recommended by your child’s health care provider. To learn more about EndeavorRx, please visit EndeavorRx.com.

About Akili

Akili is pioneering the development of cognitive treatments through game-changing technologies. Akili’s approach of leveraging technologies designed to directly target the brain establishes a new category of medicine – medicine that is validated through clinical trials like a drug or medical device but experienced like entertainment. Akili’s platform is powered by proprietary therapeutic engines designed to target cognitive impairment at its source in the brain, informed by decades of research and validated through rigorous clinical programs. Driven by Akili’s belief that effective medicine can also be fun and engaging, Akili’s products are delivered through captivating action video game experiences. For more information, please visit www.akiliinteractive.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements in this press release related to: our goal of making EndeavorRx part of routine clinical care; our vision for EndeavorRx and plans to further prioritize resources on the expansion of our commercial organization and commercialization efforts; our plans for a regulatory submission to FDA to seek a potential label expansion for EndeavorRx in ADHD; our 2023 budget and operating plan and updates to our plans for our pipeline of digital therapeutics products and product candidates in ADHD and other indications and patient populations; our projections for 2023 non-GAAP total operating expenses; and our expectation that our existing cash, cash equivalents, and short-term investments will be sufficient to fund our current and planned operations into the first quarter of 2025. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, risks and uncertainties related to: our ability to successfully further commercialize EndeavorRx; our ability to successfully create, and navigate, a new category of medicine and to achieve broad adoption of digital therapeutics among healthcare providers, caregivers, and patients; our ability to obtain and maintain adequate coverage and reimbursement for our digital therapeutics; our ability to continue to advance our clinical development pipeline; our ability to defend our intellectual property and satisfy various FDA and other regulatory requirements in and outside of the United States; the impact of the COVID-19 pandemic on our business; the risk of downturns and a changing regulatory landscape in the highly competitive industry in which we operate; the timing and results expected from our and our partners’ clinical trials and our reliance on third parties for certain aspects of our business; our ability to accurately estimate expenses, capital requirements, and needs for additional financing; and other risks identified in our current filings and any subsequent filings made with the Securities and Exchange Commission (SEC). We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof and should not be relied upon as representing our views as of any subsequent date. We disclaim any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

###

Investor Contact:

Santosh Shanbhag

Chief Financial Officer

InvestorRelations@akiliinteractive.com

Media Contact:

Julie DiCarlo

SVP, Communications

PR@akiliinteractive.com

Akili, Inc.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	September 30,	December 31,
	2022	2022	2021
Assets
Current assets:
Cash and cash equivalents	$54,097	$89,661	$76,899
Restricted cash	305	305	305
Short-term investments	82,034	66,696	—
Accounts receivable	41	30	29
Prepaid expenses and other current assets	4,565	4,586	2,500

Total current assets	141,042	161,278	79,733
Property and equipment, net	919	996	1,193
Operating lease right-of-use asset	2,596	2,760	—
Prepaid expenses and other long-term assets	—	—	11

Total assets	$144,557	$165,034	$80,937

Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$2,681	$3,486	$2,345
Accrued expenses and other current liabilities	5,616	6,240	5,477
Deferred revenue	106	109	96
Deferred rent, short term	—	2	123
Operating lease liability	826	803	—
Note payable, short term	4,375	2,500	—

Total current liabilities	13,604	13,140	8,041
Note payable, long term	10,442	12,436	4,784
Operating lease liability, net of current portion	2,485	2,701	—
Corporate bond, net of bond discount	1,834	1,785	1,638
Earn-out liabilities	5,513	11,100	—
Deferred rent, long term	—	—	712

Total liabilities	33,878	41,162	15,175

Commitments and contingencies
Redeemable convertible preferred stock	—	—	291,876
Stockholders’ equity (deficit)
Common stock	8	8	—
Additional paid-in capital	350,980	347,330	—
Accumulated deficit	(240,288)	(223,473)	(226,114)
Accumulated other comprehensive gain (loss)	(21)	7	—

Total stockholders’ equity (deficit)	110,679	123,872	(226,114)

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$144,557	$165,034	$80,937

Akili, Inc.

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended December 31,		Years Ended December 31,		Three Months Ended September 30,
	2022	2021	2022	2021	2022
Revenues	$111	$161	$323	$538	$82
Cost of revenues	125	112	441	355	123

Gross profit (loss)	(14)	49	(118)	183	(41)
Operating expenses:
Research and development	7,642	5,495	28,858	18,234	7,554
Selling, general and administrative	14,451	13,993	61,701	42,668	16,911

Total operating expenses	22,093	19,488	90,559	60,902	24,465

Operating loss	(22,107)	(19,439)	(90,677)	(60,719)	(24,506)

Other income (expense), net	5,311	(172)	82,732	(629)	77,742
Income tax expense	(19)	—	(19)	—	—

Net income (loss)	$(16,815)	$(19,611)	$(7,964)	$(61,348)	$53,236

Akili, Inc.

GAAP to Non-GAAP Reconciliation

	Three Months Ended December 31,		Years Ended December 31,		Three Months Ended September 30,
	2022	2021	2022	2021	2022
GAAP Total Operating Expenses	$22,093	$19,488	$90,559	$60,902	$24,465
Less Transaction Costs Allocated to Earnout Shares	—	—	(3,046)	—	(3,046)
Less Stock-Based Compensation	(2,117)	(1,365)	(9,309)	(4,913)	(3,153)

Non-GAAP Total Operating Expenses	$19,976	$18,123	$78,204	$55,989	$18,266

GAAP Net Income (Loss)	$(16,815)	$(19,611)	$(7,964)	$(61,348)	$53,236
Less Transaction Costs Allocated to Earnout Shares	—	—	3,046	—	3,046
Less Stock-Based Compensation	2,117	1,365	9,309	4,913	3,153
Less Change in Estimated Fair Value for Earnout Liabilities	(4,842)	—	(82,734)	—	(77,892)

Non-GAAP Net Income (Loss)	$(19,540)	$(18,246)	$(78,343)	$(56,435)	$(18,457)